SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CREDIT SUISSE GROUP

(Name of Subject Company (Issuer))

CREDIT SUISSE GROUP

(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value CHF 1 Per Share
(Title of Class of Securities)

225401108
(CUSIP Number of Class of Securities)
(American Depositary Shares Representing Shares)

Philip K. Ryan
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
(41-1) 333 1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

            This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 8, 2003, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on August 18, 2003 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on August 18, 2003 (as so amended, the “Schedule TO”), by Credit Suisse Group, a corporation organized under the laws of Switzerland (the “Company”).

            The Schedule TO relates to an offer by the Company to certain eligible employees, as defined in the Offer to Exchange, dated August 6, 2003, which is attached to the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”), to exchange their outstanding eligible vested options to purchase shares of the Company’s common stock, par value CHF 1 per share (the “Shares”), originally granted under the eligible plans (as defined in the Offer to Exchange) on or after December 31, 1999, with an exercise price equal to or greater than CHF 30, for (A) if the exercise price of the eligible options is equal to or greater than CHF 60, any of the following: (i) new options (the “New Options”) to purchase Shares with an exercise price that is 10% above the closing price of the Shares on the close of business on the SWX Swiss Exchange on September 5, 2003, (ii) the right to receive Shares on a specified date in the future (the “Phantom Shares”) or (iii) a 50/50 combination of New Options and Phantom Shares, or (B) if the exercise price of the eligible options is equal to or greater than CHF 30 and less than CHF 60, Phantom Shares.

            The New Options and Phantom Shares will be granted upon the terms and subject to the conditions described in the Offer to Exchange and the acceptance letter, a form of which is attached to the Schedule TO as Exhibit (a)(5).

Offer to Exchange

            All references in the Offer to Exchange to “5:00 p.m., New York City time, on September 9, 2003” are deleted and replaced with “12:00 midnight, New York City time, on September 9, 2003”.

Item 2. Subject Company Information

            The first paragraph under “Section 21. Forward Looking Statements” of the Offer to Exchange is hereby amended by deleting the phrase “within the meaning of the Private Securities Litigation Reform Act and” from such paragraph and by adding the following to the end of such paragraph:

CSG acknowledges that the Private Securities Litigation Reform Act of 1995 does not apply to the information set forth in this Offer to Exchange, and any forward-looking statements in connection with the offer are not protected by the safe harbor created by that Act.

Item 4. Terms of the Transaction

            The first paragraph under “Section 5. Conditions to the Offer” of the Offer to Exchange is hereby deleted.

            Paragraph (a) under “Section 5. Conditions to the Offer” of the Offer to Exchange is hereby amended by deleting the phrase “or materially impair the benefits that we believe we will receive from the offer” and replacing it with the following:

or which could or would require CSG for financial reporting purposes to record compensation expense against its earnings in connection with the offer or the grant of the new options and/or phantom shares.

            Clause (3) of paragraph (b) under “Section 5. Conditions to the Offer” of the Offer to Exchange is hereby amended by deleting the phrase “materially impair the benefits that we believe we will receive from the offer” and replacing it with the following:

require CSG for financial reporting purposes to record compensation expense against its earnings in connection with the offer or the grant of the new options and/or phantom shares.

            Clause (5) of paragraph (c) under “Section 5. Conditions to the Offer” of the Offer to Exchange is hereby amended by deleting the phrase “any significant change in the market price of our shares or” with the following:

(a)(i) an increase in the market price of our shares between the commencement of the offer and the expiration of the offer to a market price equal to or greater than CHF 50 per share or (ii) a decrease in the market price of our shares between the commencement of the offer and the expiration of the offer to a market price equal to or less than CHF 30 per share or (b)

            The text of paragraph (f) under “Section 5. Conditions to the Offer” of the Offer to Exchange is hereby deleted in its entirety and replaced with the following:

any events, circumstances or changes shall have occurred (i) which have, or are reasonably likely to have, a material adverse effect on the business, condition (financial or other), assets, income, operations, prospects or share ownership of CSG or any of its subsidiaries or (ii) which could or would require CSG for financial reporting purposes to record compensation expense against its earnings in connection with the offer or the grant of the new options and/or phantom shares.

            The first paragraph under “Section 9. Withdrawal Rights” of the Offer to Exchange is hereby amended by adding the following to the end of the first sentence:

and, in addition, if the Company has not accepted your eligible options for exchange by October 1, 2003, you may withdraw from the Offer.

            The first sentence of the Schedule E “Form of Acceptance Letter” is hereby amended by deleting the phrase “and read” from such sentence.

            Numbered paragraph 2 of the Instructions to the Schedule E Form of Acceptance Letter is hereby amended by deleting the date “November 9, 2003” and replacing it with the date “October 1, 2003”.

Item 4. Terms of the Transaction, and

Item 7. Source and Amount of Funds or other Consideration

            The paragraph on page 34 of the Offer to Exchange under the heading “Shareholders Rights” in “Section 12. Source and Amount of Consideration; Terms of New Options and Phantom Shares” of the Offer to Exchange is hereby deleted and replaced in its entirety with the following:

Shareholders Rights. You have no rights as a shareholder of the CSG Group with respect to CSG shares subject to outstanding new options or phantom shares until they have been exercised or settled, respectively. You will have all rights afforded to shareholders with respect to blocked registered shares, including voting rights and the right to receive dividends, if any; provided, however, that you will not have the right to transfer such shares during the blocking period.

Item 6. Purposes of the Transaction and Plans or Proposals

            “Section 13. Information Concerning Credit Suisse Group” of the Offer to Exchange is hereby amended by adding the following paragraph at the end of the subsection entitled “General”:

Except as set forth or otherwise described in this Offer to Exchange, CSG does not have any current plans or proposals that relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation involving CSG or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of CSG or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of CSG, (iv) any change in the present board of directors or management of CSG, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, (v) any other material change in CSG’s corporate structure or business, (vi) any class of equity securities of CSG to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of CSG becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, (viii) the suspension of CSG’s obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, (ix) the acquisition by any person of additional securities of CSG, or the disposition of securities of CSG, or (x) any changes in CSG’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of CSG.

Item 10. Financial Statements

            The following text is hereby deleted in its entirety from “Section 13 – Information Concerning Credit Suisse Group – Selected Financial Data”:

On August 5, 2003, we released the Credit Suisse Group Quarterly Report for the quarter ended June 30, 2003. We furnished this quarterly report to the SEC in a Form

6-K on the same day. You can obtain a copy of this Form 6-K at www.sec.gov or by calling the persons listed on Schedule B of this Offer to Exchange.

           “Section 13 – Information Concerning Credit Suisse Group – Selected Financial Data” is amended by adding the following at the end thereto:

The following table sets forth unaudited selected condensed consolidated interim financial information for CSG prepared in accordance with Swiss GAAP. The unaudited selected condensed consolidated interim statements of income for the periods ended June 30, 2003 and June 30, 2002 and the unaudited selected condensed consolidated interim balance sheet data as of June 30, 2003 have been derived from the unaudited consolidated interim financial statements included in the Credit Suisse Group Quarterly Report for the quarter ended June 30, 2003. The unaudited selected condensed consolidated interim balance sheet data as of June 30, 2002 have been derived from the unaudited consolidated interim financial statements included in the Credit Suisse Group Quarterly Report for the quarter ended June 30, 2002. The information presented below should be read together with our unaudited consolidated interim financial statements and the notes related thereto.

Credit Suisse Group Unaudited Condensed Consolidated Statements of Income

(Swiss GAAP)

	Six-Months Ended

	June 30, 2003	June 30, 2002

	(In CHF million, except per
	share data)
Operating Income	14,573	15,977
Net Profit/(Loss) Before Taxes and Minority Interest	2,780	(277)
Profit/(Loss) Before Extraordinary Items and Taxes	2,768	172
Net Profit/(Loss)	1,998	(211)
Basic Earnings Per Share	1.62	(0.18)
Diluted Earnings Per Share	1.62	(0.18)

Credit Suisse Group Unaudited Condensed Consolidated Balance Sheet Data

(Swiss GAAP)

	As of

	June 30, 2003	June 30, 2002

	(In CHF million)
Total Assets	1,016,645	987,585
Cash and Other Liquid Assets	4,016	4,643
Due from Customers and Mortgages	289,931	263,153
Tangible Fixed Assets	7,726	8,822
Medium-Term Notes, Bonds and Mortgage-Backed Bonds	82,862	92,261
Total Liabilities	983,217	951,127
Total Shareholders’ Equity including Minority Interests	33,482	36,458

Unaudited Book Value per Share

(Swiss GAAP)

	As of

	June 30, 2003	June 30, 2002

Weighted Average Shares Outstanding (in CHF thousands)	1,230,318	1,189,148[1]
Book Value (Shareholders’ Equity) per Share Outstanding (in CHF)	24.78	28.04

Ratio of Earnings to Fixed Charges

The following table sets forth, on the basis of Swiss GAAP, CSG’s ratio of earnings to fixed charges for the periods indicated.

Under Swiss GAAP, earnings for purposes of the ratios consist of profit before taxes and minority interests less income from investments in associates plus fixed charges. Fixed charges for these purposes consist of (i) interest expense, (ii) a portion of rentals, reflecting a two-thirds portion of premises and real estate expenses, deemed representative of the interest factor and (iii) preferred dividend requirements in connection with preferred securities of subsidiaries.

	Six Months Ended

	June 30, 2003	June 30, 2002

Ratio of Earnings to Fixed Charges	1.32	1.02

A narrative description of all material variations in accounting principles, practices and methods used in preparing the Swiss GAAP financial statements from those accepted in the United States is set forth in our Annual Report on Form 20-F for the year ended December 31, 2002 in Note 48 of the Notes to the Consolidated

[1]	Adjusted for weighted average shares repurchased.

Financial Statements (pages F3-F26). For the six-month period ended June 30, 2003, except for CSG’s adoption, effective January 1, 2003, of the fair-value based method of accounting for stock options in accordance with SFAS 123 as described in “Section 15. Accounting Consequences of the Offer” which is incorporated herein by reference, there have been no material variations in accounting principles, practices and methods used in preparing the Swiss GAAP interim financial statements from those accepted in the United States other than as described in such Note 48.

Item 11. Additional Information

            The following text is hereby added to “Section 20. Additional Information” of the Offer to Exchange:

We hereby incorporate by reference the Credit Suisse Group Quarterly Report for the quarter ended June 30, 2003, which we furnished to the SEC in a Form 6-K on August 5, 2003.

            The following text under “Section 20. Additional Information” of the Offer to Exchange is hereby deleted in its entirety:

We hereby also incorporate by reference additional documents that we may furnish to the SEC between the date of this Offer to Exchange and the expiration of the offer to the extent set forth in the furnished documents.

SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE GROUP

/s/ Philip K. Ryan

Philip K. Ryan Chief Financial Officer

Date: August 19, 2003

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Offer to Exchange, dated August 6, 2003.*
(a)(2)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Paper-Only Participants.*
(a)(3)	Cover E-Mail to the Offer to Exchange, dated August 6, 2003, for Confidential Electronic System Participants.*
(a)(4)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Swiss Employees.*
(a)(5)	Form of Acceptance Letter (incorporated herein by reference to Schedule E of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(6)	Form of Withdrawal Letter (incorporated herein by reference to Schedule F of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(7)	Credit Suisse Group’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC on March 27, 2003 and incorporated herein by reference except we do not incorporate by reference the portions of Credit Suisse Group’s Annual Report 2002, portions of which are incorporated by reference in the Annual Report on Form 20-F, as set forth in “Section 20. Additional Information” of the Offer to Exchange, which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1).
(a)(8)	Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.*
(a)(9)	Transcript, dated August 7, 2003, of Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.**
(a)(10)	E-mail reminder to eligible employees who received the Offer to Exchange electronically.***
(a)(11)	Transcript, dated August 14, 2003, of the question and answer portion of the Credit Suisse First Boston managing director quarterly meeting.****
(a)(12)	KPMG tax presentation to Australian employees of Credit Suisse Group:
Credit Suisse First Boston Option Exchange, dated August 15, 2003.****
(a)(13)	Cover letter to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 regarding the filing of a registration statement in Japan on August 18, 2003.****
(a)(14)	Guide to Issues in Japan to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 in connection with the filing of a registration statement by Credit Suisse Group in Japan on August 18, 2003.****

*	Previously filed with the Schedule TO filed by Credit Suisse Group on August 6, 2003.

**	Previously filed with Amendment No. 1 to the Schedule TO filed by Credit Suisse Group on August 8, 2003.

***	Previously filed with Amendment No. 2 to the Schedule TO filed by Credit Suisse Group on August 18, 2003.

****	Previously filed with Amendment No. 3 to the Schedule TO filed by Credit Suisse Group on August 18, 2003.

(d)(1)	Credit Suisse Group International Share Plan.*
(d)(2)	Credit Suisse Group Swiss Share Plan.*
(d)(3)	Credit Suisse Group Management Performance Plan International.*
(d)(4)	Credit Suisse Group Management Performance Plan Switzerland.*
(d)(5)	Credit Suisse Group Stock Plan 2001 for Credit Suisse Hottinguer.*
(d)(6)	Donaldson, Lufkin & Jenrette, Inc. 1996 Stock Option Plan.*
(d)(7)	Form of New Option Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule J of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(8)	Form of New Option Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule M of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(9)	Form of New Phantom Share Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule K of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(10)	Form of Blocked Registered Share Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule L of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).